SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2009

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001 -21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRETORS’ MEETING
HELD ON JANUARY 19th, 2009

DATE, TIME AND PLACE: January 19th, 2009, at 12:00 hours, at the Company’s head office, at the city and state of Rio de Janeiro.

ATTENDANCE: The Board of Directors of TIM Participações S.A. (“Company”) met at the place, time and date above mentioned in the presence of the following acting members, Messieurs Carmelo Furci, Mario Cesar Pereira de Araujo, Josino de Almeida Fonseca and, as the Secretary of the Board of Directors, Ms. Alessandra Catanante. Pursuant to the provided in the Section 29, § 2, of the Company’s By-Laws, Messieurs Gabriele Galateri di Genola, Maílson Ferreira da Nóbrega and Isaac Selim Sutton attended the meeting by means of conference call. As invitation from the Board, Mrs. Lara Ribeiro Piau Marques, General Counsel of the Company, also attended the meeting.

BOARD: Mr. Gabriele Galateri di Genola - Chairman; and Ms. Alessandra Catanante - Secretary.

AGENDA: (1) Communicate the resignation received of a member of the Board of Directors and his alternate, and appointment of their replacements until the next Shareholders’ Meeting; (2) Modifications in the Internal Control and Corporate Governance Committee’s composition; (3) Modifications in the Board of Officers’ composition of the Company and of its Affiliates Companies, considering the implementation of previous conditions; (4) Others matters of general interest to this Company.

RESOLUTIONS: Upon review and discussion of the matters included in the Agenda and the related material, the Board Members resolved, by unanimous vote and with no restrictions:

(1) Mr. Stefano Ciurli presented his resignation as a member of the Company’s Board of Directors, which resignation was filed and considered effective as from January 12th, 2009. Given his resignation and the resignation of his alternate, Mr. Mario Girasole, which resignation was filed and considered effective as from January 12th, 2009 the Board of Directors, as provided for in Section 28 of the Company’s By-Laws, and in Section 150 of Law No. 6.404/76, elected Mr. Luca Luciani, italian, married, economist, bearer of italian passport number AA 1069597, valid until Aril 18th, 2017, with mailing address at Via Piazza degli Affari, n. 2 – 20123, Milano, Italy, to hold the position of an effective member of the Board of Directors until the next Company’s Shareholders’ Meeting.

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It shall be hereby recorded that in order to Mr. Luca Luciani take office, he must obtain permanent visa, since he will establish residence in Brazil. It shall be hereby recorded that Mr. Luca Luciani will present the Statement provided in the CVM Instruction No. 367/2002 duly signed in the moment of the execution of the instrument of appointment.
The Board of Directors thanked Mr. Stefano Ciurli and Mr. Mario Girasole for the services rendered to the Company during the period which they composed the Company’s Board of Directors.
Due to the above deliberations, the Company’s Board of Directors is composed by Mr. Gabriele Galateri di Genola, Mario Cesar Pereira de Araujo, Carmelo Furci, Luca Luciani, Josino de Almeida Fonseca, Maílson Ferreira da Nóbrega and Isaac Selim Sutton, all effective members of the Board of Directors, with term of office until the next Ordinary Shareholders’ Meeting of the Company, with exception to Messieurs Luca Luciani, Gabriele Galateri di Genola and Carmelo Furci, whose elections should be confirmed in the next Company’s Shareholders’ Meeting.

(2) Elect, in replacement of Mr. Stefano Ciurli, Mr. Mario Cesar Pereira de Araujo, as effective member of the Internal Control and Corporate Governance Committee. Due to the above deliberation the Internal Control and Corporate Governance Committee is composed by Messieurs Mario Cesar Pereira de Araujo, Carmelo Furci and Maílson Ferreira da Nóbrega.

(3) Mr. Mario Cesar Pereira de Araujo presented his resignation to the position of Company’s CEO and Chief Business Officer, and also of its Affiliates Companies, TIM Celular S.A. and TIM Nordeste S.A., which resignation was filed and will only be considered effective only when his successor complete all the legal formalities, specially the permanent visa mentioned above, to sign in the Instrument of Appointment.
Then, the Board of Directors proposed, as his replacement, Mr. Luca Luciani, above qualified, to also hold the positions of the Company’s CEO and Chief Business Officer, which was accepted by unanimous, and, as consequence, was elected.
It shall be hereby recorded that in order to Mr. Luca Luciani take office, he must obtain permanent visa and other required authorizations to be issued by the competent authorities. Meanwhile, the positions of CEO and Chief Business Officer will continue to be performed by Mr. Mario Cesar Pereira de Araujo.
Finally, Officers were authorized to take all measures to call the Company’s Affiliates’ Extraordinary Shareholders’ Meeting - TIM Celular S.A. and TIM Nordeste S.A. - participate of said meetings and elect Mr. Luca Luciani to perform the positions of CEO and Chief Business Officer, due to the conditional resignation presented above.

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(4) The Chairman of the Board of Directors questioned if any member of the Board had any matter to be discussed, at this moment, Mr. Mario Cesar Pereira de Araujo commented that, due to the current organizational restructuring, it shall be proposed to the Board and to the shareholders in the next shareholders’ meeting, the extinction of the position of Chief Business Officer. After that, Mr. Gabriele Galateri di Genola informed that in the last January 8th, the visas’ process of concomitancy of Mr. Beniamino Bimonte and Mr. Claudio Zezza were concluded. The Chairman also informed that at the same date, the both took office as Chief Human Resources Officer and Chief Financial and Investor Relations Officer, respectively, according to the Board of Directors’ Meeting held on August 6th, 2008. After that, Mr. Gabriele Galateri di Genola informed his resignation to the position of Chairman of the Board of Directors, which was filed and effective from this date. However, Mr. Gabriele Galateri di Genola will continue to perform as effective member of the Board of Directors. Then, the Board proposed Mr. Mario Cesar Pereira de Araujo as Mr. Gabriele Galateri di Genola’s replacement, to hold the position of Chairman of the Board of Directors, to complete the term of office until the next Company’s Shareholders’ Meeting, which was accepted by unanimous, and, as consequence, was elected.
Due to the above deliberation and accordingly with the item 1 of this Minutes, the Company’s Board of Directors is composed by Mr. Mario Cesar Pereira de Araujo - Chairman, Gabriele Galateri di Genola, Carmelo Furci, Luca Luciani, Josino de Almeida Fonseca, Maílson Ferreira da Nóbrega and Isaac Selim Sutton, all effective members of the Board of Directors, with term of office until the next Ordinary Shareholders’ Meeting of the Company, with exception to Messieurs Luca Luciani, Gabriele Galateri di Genola and Carmelo Furci, whose elections should be confirmed in the next Companys’ Shareholders’ Meeting.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted, read, approved and signed by the attending Board Members. Directors: Messieurs Gabriele Galateri di Genola, Mario Cesar Pereira de Araujo, Carmelo Furci, Maílson Ferreira da Nóbrega, Isaac Selim Sutton and Josino de Almeida Fonseca.

Rio de Janeiro (RJ), January 19th, 2009.

ALESSANDRA CATANANTE
Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: January 20, 2009	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.